
10016188



6 August 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Land Ltd

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENTS

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited second quarter financial statement and valuation of properties of the Group for 2010.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc: Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012-1-212-571 3050)

K:\4Corp Sec\letter\MEDIA\2nd-quarter results.doc
UOL/3.2.3/(pc/nur/fn)

8/18



UOL Group Limited
Company Registration No. 196300438C

UNAUDITED SECOND QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

Consolidated Income Statement

		The Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
	Notes	2010	2009	+/(-)	2010	2009	+/(-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	320,440	213,708	50	569,689	410,407	39
Cost of sales		(182,962)	(105,017)	74	(327,020)	(205,653)	59
Gross profit		137,478	108,691	26	242,669	204,754	19
Other income							
- Finance income	B	1,010	1,145	(12)	1,871	2,414	(22)
- Miscellaneous income		3,261	1,912	71	5,908	3,206	84
Expenses							
- Marketing and distribution	C	(12,044)	(8,170)	47	(20,550)	(14,825)	39
- Administrative		(13,701)	(10,607)	29	(25,510)	(19,986)	28
- Finance	D	(7,413)	(8,173)	(9)	(13,982)	(28,175)	(50)
- Other operating	E	(17,866)	(13,577)	32	(33,488)	(29,636)	13
Share of profit of associated companies	F	69,436	6,644	945	112,748	30,902	265
Profit before other gains/(losses), fair value gains/(losses) and income tax		160,161	77,865	106	269,666	148,654	81
Other gains/(losses)	G	805	(3,800)	121	5,066	273,906	(98)
Fair value gains/(losses) on investment properties		24,815	(76,961)	132	24,815	(76,961)	132
Profit/(loss) before income tax	H	185,781	(2,896)	6,515	299,547	345,599	(13)
Income tax expense	I	(18,309)	(6,064)	202	(31,745)	(10,685)	197
Net profit/(loss)		167,472	(8,960)	1,969	267,802	334,914	(20)
Attributable to:							
Equity holders of the Company		147,815	(20,143)	834	235,670	311,643	(24)
Minority interests		19,657	11,183	76	32,132	23,271	38
		167,472	(8,960)	1,969	267,802	334,914	(20)
The above net profit/(loss) attributable to equity holders of the Company can be analysed as follows:							
Attributable profit before fair value and other gains/(losses)		122,132	89,954	36	205,726	144,034	43
Other gains/(losses)		805	(3,800)	121	5,066	273,906	(98)
Fair value gains/(losses) on investment properties including those of associated companies		24,878	(106,297)	123	24,878	(106,297)	123
Net attributable profit/(loss)		147,815	(20,143)	834	235,670	311,643	(24)

1(a)(ii) Explanatory Notes to the Consolidated Income Statement

	The Group					
	Second Quarter Ended 30 June			Six Months Ended 30 June		
	2010	2009	+ / (-)	2010	2009	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property development	186,746	92,824	101	317,129	180,823	75
Revenue from property investments	36,672	35,184	4	73,244	70,395	4
Gross revenue from hotel operations	78,267	67,481	16	155,925	137,069	14
Revenue from management services	3,925	3,988	(2)	8,561	7,889	9
Dividend income	14,830	14,231	4	14,830	14,231	4
	320,440	213,708	50	569,689	410,407	39
B Finance income						
Interest income	1,010	1,145	(12)	1,871	2,354	(21)
Currency exchange gains (net)	-	-	-	-	60	(100)
	1,010	1,145	(12)	1,871	2,414	(22)
C Marketing and distribution						
Sales commissions	2,576	2,120	22	3,735	3,327	12
Showflat expenses	2,879	225	n.m.	5,041	266	n.m.
Advertising and promotion	2,877	2,484	16	4,393	4,589	(4)
Others	3,712	3,341	11	7,381	6,643	11
	12,044	8,170	47	20,550	14,825	39
D Finance expense						
Bank facility fees	758	1,265	(40)	1,515	15,355	(90)
Interest expense	5,387	6,557	(18)	11,300	12,820	(12)
Currency exchange losses (net)	1,268	351	261	1,167	-	n.m.
	7,413	8,173	(9)	13,982	28,175	(50)
E Other operating expense						
Property tax	4,276	2,245	90	8,979	7,537	19
Repairs, maintenance and security	2,094	1,959	7	4,145	3,737	11
Heat, light and power	4,868	4,145	17	9,264	8,314	11
Others	6,628	5,228	27	11,100	10,048	10
	17,866	13,577	32	33,488	29,636	13
F Share of profit of associated companies						
Share of net operating profits of associated companies	63,675	41,039	55	106,987	65,297	64
Share of net fair value gain on investment properties of an associated company	5,761	(34,395)	117	5,761	(34,395)	117
	69,436	6,644	945	112,748	30,902	265
G Other gains/(losses)						
Negative goodwill on acquisition of interests in associated companies	443	-	n.m.	4,477	277,706	(98)
Impairment of property, plant and equipment	-	(3,800)	100	-	(3,800)	100
Gain on liquidation of a subsidiary	-	-	-	227	-	n.m.
Gain on liquidation of an available-for-sale financial asset	362	-	n.m.	362	-	n.m.
	805	(3,800)	121	5,066	273,906	(98)
H Profit/(loss) before income tax						
Profit/(loss) before income tax is stated after charging:						
Depreciation and amortisation	10,507	10,213	3	20,960	19,943	5

n.m. : not meaningful

1(a)(ii) Explanatory Notes to the Consolidated Income Statement (cont'd)

	The Group					
	Second Quarter Ended 30 June			Six Months Ended 30 June		
	2010	2009	+ / (-)	2010	2009	+ / (-)
	$'000	$'000	%	$'000	$'000	%
I Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	10,931	5,826	88	15,634	8,737	79
- Foreign	2,859	265	979	6,105	3,426	78
Deferred income tax						
- fair value loss of investment properties	1,335	(4,927)	127	1,335	(4,927)	127
- others	2,790	4,900	(43)	8,277	9,989	(17)
	17,915	6,064	195	31,351	17,225	82
Underprovision in preceding financial years						
- Singapore current income tax	394	-	n.m.	394	-	n.m.
Effect of change in tax rate on deferred taxation	-	-	-	-	(6,540)	100
	18,309	6,064	202	31,745	10,685	197

n.m. : not meaningful

1(a)(iii) Consolidated Statement of Comprehensive Income

	Notes	The Group					
		Second Quarter Ended 30 June			Six Months Ended 30 June		
		2010	2009	+ / (-)	2010	2009	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Net profit/(loss)		167,472	(8,960)	1,969	267,802	334,914	(20)
Other comprehensive income:							
Fair value gains/(losses) on available-for-sale financial assets	A	7,561	154,963	(95)	(5,445)	69,762	(108)
Fair value gains/(losses) on cash-flow hedges		210	505	(58)	(400)	1,220	(133)
Effect of change in tax rate on asset revaluation reserve		-	-	-	-	165	(100)
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	B	-	-	-	-	174,578	(100)
Currency translation differences arising from consolidation of foreign operations		(8,276)	4,386	(289)	675	25,981	(97)
Share of other comprehensive income of an associated company		151	(1,250)	112	156	(881)	118
Other comprehensive income for the period, net of tax		(354)	158,604	(100)	(5,014)	270,825	(102)
Total comprehensive income for the period		167,118	149,644	12	262,788	605,739	(57)
Attributable to:							
Equity holders of the Company		150,393	134,684	12	230,861	574,155	(60)
Minority interests		16,725	14,960	12	31,927	31,584	1
		167,118	149,644	12	262,788	605,739	(57)

1(a)(iv) Explanatory Notes to the Consolidated Statement of Comprehensive Income

A Fair value gains/(losses) on available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at the reporting date. The increase in value for the second quarter ended 30 June 2010 is due to the increase in the closing bid prices of the relevant quoted equity shares from the previous quarter.

B Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company

The capital reserves for the six months ended 30 June 2009 relate to the increase in fair value of the identifiable net assets of United Industrial Corporation Limited ("UIC") over the period from the date of the first acquisition of its shares to the date it became an associated company of the Group in the first quarter of 2009.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

Statement of Financial Position

	Notes	The Group		The Company	
		30.06.10	31.12.09	30.06.10	31.12.09
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances	A	455,012	281,459	14,132	8,088
Trade and other receivables		121,650	112,146	14,941	139,244
Development properties	B	1,207,249	1,562,651	-	-
Inventories		3,101	3,153	-	-
Available-for-sale financial assets		512,060	517,284	512,060	516,824
Other assets		11,993	5,898	3,062	142
Current income tax assets		1,757	1,236	-	-
		2,312,822	2,483,827	544,195	664,298
Non-current assets					
Trade and other receivables		105,856	99,201	674,523	625,106
Available-for-sale financial assets		241,365	228,897	51,863	40,219
Associated companies	C	1,463,101	1,349,049	161,589	161,589
Subsidiaries		-	-	1,279,393	1,279,393
Investment properties	D	2,052,833	2,027,476	259,190	259,190
Property, plant and equipment		670,797	684,160	984	1,130
Properties under development		430,630	412,706	-	-
Intangibles		37,247	37,571	-	-
Deferred income tax assets		4,053	5,099	362	303
		5,005,882	4,844,159	2,427,904	2,366,930
Total assets		7,318,704	7,327,986	2,972,099	3,031,228
LIABILITIES					
Current liabilities					
Trade and other payables		165,080	171,387	205,389	235,278
Current income tax liabilities		72,654	48,452	17,179	6,084
Loans from minority shareholders of subsidiaries		12,450	33,025	-	-
Bank loans	E	657,175	723,009	240,200	241,150
		907,359	975,873	462,768	482,512
Non-current liabilities					
Bank loans	E	1,110,218	1,213,455	-	-
3.34% unsecured fixed rate note due 2012		149,794	149,739	149,794	149,739
Unsecured floating rate note due 2012		99,862	99,826	99,862	99,826
Deferred liabilities		6,362	-	-	-
Derivative financial instrument		2,702	2,221	2,128	1,782
Loans from minority shareholders of subsidiaries		48,340	45,946	-	-
Rental deposits		23,955	19,658	4,342	2,622
Retention monies		15,158	8,980	-	-
Provision for retirement benefits		2,503	2,316	-	-
Deferred income tax liabilities		201,236	202,073	82,500	83,310
		1,660,130	1,744,214	338,626	337,279
Total liabilities		2,567,489	2,720,087	801,394	819,791
NET ASSETS		4,751,215	4,607,899	2,170,705	2,211,437
Capital & reserves attributable to equity holders of the Company					
Share capital	F	1,050,343	1,058,527	1,050,343	1,058,527
Reserves		786,053	789,422	376,050	377,435
Retained earnings		2,440,538	2,300,284	744,312	775,475
		4,276,934	4,148,233	2,170,705	2,211,437
Minority interests		474,281	459,666	-	-
TOTAL EQUITY		4,751,215	4,607,899	2,170,705	2,211,437

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Statement of Financial Position

A Cash and bank balances

Explanations for the increase in cash and bank balances can be found in the Consolidated Statement of Cash Flows in 1(c) on Page 7.

B Development properties

The decrease in the balance of development properties are due mainly to progress billings for the Group's development projects, two projects of which, The Regency at Tiong Bahru and Southbank, obtained temporary occupation permits ("TOP") in the first half of 2010.

C Associated companies

The increase in associated companies is due mainly to 1) the Group's share of profit of associated companies for the six months ended 30 June 2010; and 2) the Group's subscription for a 50% interest in Premier Land Development Pte Ltd ("PLD"), a company which holds the development site at Toh Tuck Road, formerly known as Rainbow Gardens.

D Investment properties

Investment properties are carried at fair values as determined by independent professional valuers. It is the practice of the Group to revalue its investment properties on a half yearly basis on 30 June and 31 December.

E Bank loans

Bank loans have reduced due to proceeds from progress billings of development projects such as Meadows@Peirce, Double Bay Residences and Duchess Residences as well as from The Regency at Tiong Bahru and Southbank which had obtained TOP.

F Share capital

Pursuant to a share buyback mandate obtained at the Extraordinary General Meeting held on 21 April 2010, the Company has, from 13 May 2010 to 9 June 2010 purchased a total of 7,287,000 ordinary shares fully paid (or 0.93%) in the share capital of the Company at a total cost of $26.9 million or $3.69 per share.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As at 30.6.10		As at 31.12.09	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	368,662	301,050	429,023	327,175
Amount repayable after one year	1,121,501	298,340	1,225,832	295,946

Details of any collaterals

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties, and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

Consolidated Statement of Cash Flows for the second quarter ended 30 June

	Notes	The Group 2nd Qtr 2010 $'000	2nd Qtr 2009 $'000
Cash flows from operating activities			
Net profit/(loss)		167,472	(8,960)
Adjustments for:			
Income tax expense		18,309	6,064
Non-cash items	i	(60,390)	7,246
Dividend income and interest income		(15,840)	(15,376)
Interest expense		6,145	7,822
Impairment charge on property, plant and equipment		-	3,800
Fair value gains/(losses) on investment properties		(24,815)	76,961
Negative goodwill on acquisition of interests in associated companies		(443)	-
Gain on liqudation of an available-for-sale financial asset		(362)	-
Operating cash flow before working capital changes		90,076	77,557
Change in operating assets and liabilities			
Receivables	ii	59,800	(488)
Development properties	iii	213,036	8,584
Inventories		(50)	53
Rental deposits		75	1,555
Payables		18,525	(14,471)
		291,386	(4,767)
Cash used in operations		381,462	72,790
Income tax paid		(5,069)	(9,269)
Retirement benefits paid		(41)	(12)
Net cash provided by operating activities		376,352	63,509
Cash flows from investing activities			
Proceeds from liquidation of available-for-sale financial assets		464	-
Payment for interest in an associated company		(4,608)	(102)
Loans to associated companies		(750)	(500)
Payment to minority shareholders for purchase of shares in subsidiaries		(2,475)	-
Repayment of loan from an associated company	iv	39,918	2,580
Net proceeds from disposal of property, plant and equipment		44	111
Purchase of property, plant and equipment and investment properties		(14,584)	(13,214)
Retention monies withheld		1,826	628
Interest received		1,026	1,156
Dividend received		26,942	31,298
Net cash provided by investing activities		47,803	21,957
Cash flows from financing activities			
Proceeds from issue of shares		1,281	113
Loans from minority shareholders of subsidiaries		2,233	-
Repayment of loan from minority shareholders of a subsidiary		(20,575)	-
Proceeds from borrowings		7,349	71,124
Repayment of borrowings	v	(165,392)	(14,822)
Expenditure relating to bank borrowings		(1,674)	(315)
Interest paid		(15,068)	(17,564)
Dividends paid to shareholders of UOL Group Limited		(78,353)	(59,704)
Dividends paid to minority shareholders of subsidiaries		(12,870)	(6,963)
Payments for share buy-back		(26,909)	(17,001)
Net cash used in financing activities		(309,978)	(45,132)
Net increase in cash and cash equivalents		114,177	40,334
Cash and cash equivalents at 1 April		334,835	184,499
Cash and cash equivalents at 30 June	vi	449,012	224,833

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year. (cont'd)

Explanatory Notes to the Consolidated Statement of Cash Flows

i. Non-cash items

The adjustment for non-cash items includes depreciation, share of profit of associated companies and exchange differences. The increase from the previous corresponding quarter in 2009 is due to the higher share of profit of associated companies recognised in the second quarter of 2010.

ii. Receivables

The cash inflows from receivables for the second quarter of 2010 were mainly from the receipt of progress billings for The Regency at Tiong Bahru which were outstanding at the end of the previous quarter.

iii. Development properties

The cash inflows for development properties for the second quarter of 2010 relate to receipts from progress billings in excess of expenditure for the Group's development projects.

iv. Repayment of loan from an associated company

A loan to an associated company was repaid during the second quarter of 2010 from proceeds from the sales of the associated company's development project following the receipt of TOP.

v. Repayment of borrowings

Borrowings were reduced mainly with funds received from the progress billings of the Group's development projects.

vi. Cash and cash equivalents

For the purposes of the Consolidated Statement of Cash Flows, the cash and cash equivalents comprise the following:

	The Group	
	30.06.10	30.06.09
	$'000	$'000
Fixed deposits with financial institutions	371,972	171,252
Cash at bank and on hand	83,040	53,581
Cash and bank balances per Statement of Financial Position	455,012	224,833
Bank deposits pledged as security	(6,000)	-
Cash and cash equivalents per Consolidated Statement of Cash Flows	449,012	224,833

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Statement of Changes in Equity for the second quarter ended 30 June

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
2010					
Balance at 1 April 2010	1,058,908	783,475	2,388,139	472,868	4,703,390
Total comprehensive income for the period	-	2,578	147,815	16,725	167,118
Shares cancelled upon buy-back	(9,846)	-	(17,063)	-	(26,909)
Employee share option scheme					
- proceeds from shares issued	1,281	-	-	-	1,281
Dividends relating to 2009	-	-	(78,353)	(12,870)	(91,223)
Acquisition of balance 5% minority interests in a subsidiary	-	-	-	(2,442)	(2,442)
Balance at 30 June 2010	1,050,343	786,053	2,440,538	474,281	4,751,215
2009					
Balance at 1 April 2009	1,075,315	467,478	2,291,789	437,151	4,271,733
Total comprehensive income for the period	-	154,827	(20,143)	14,960	149,644
Shares cancelled upon buy-back	(9,796)	-	(13,873)	-	(23,669)
Employee share option scheme					
- proceeds from shares issued	112	-	-	-	112
Dividends relating to 2008	-	-	(59,704)	(6,963)	(66,667)
Balance at 30 June 2009	1,065,631	622,305	2,198,069	445,148	4,331,153
The Company					
2010					
Balance at 1 April 2010	1,058,908	369,005	784,755	-	2,212,668
Total comprehensive income for the period	-	7,045	54,973	-	62,018
Shares cancelled upon buy-back	(9,846)	-	(17,063)	-	(26,909)
Employee share option scheme					
- proceeds from shares issued	1,281	-	-	-	1,281
Dividends relating to 2009	-	-	(78,353)	-	(78,353)
Balance at 30 June 2010	1,050,343	376,050	744,312	-	2,170,705
2009					
Balance at 1 April 2009	1,075,315	145,249	836,128	-	2,056,692
Total comprehensive income for the period	-	110,044	27,124	-	137,168
Shares cancelled upon buy-back	(9,796)	-	(13,873)	-	(23,669)
Employee share option scheme					
- proceeds from shares issued	112	-	-	-	112
Dividends relating to 2008	-	-	(59,704)	-	(59,704)
Balance at 30 June 2009	1,065,631	255,293	789,675	-	2,110,599

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 June 2010, the changes in the issued share capital of the Company were as follows:

	Number of Ordinary Shares
Issued capital as at 1 April 2010	783,696,154
Shares cancelled upon buy-back	(7,287,000)
Issue of ordinary shares arising from the exercise of:	
2003 Options granted under the UOL 2000 Share Option Scheme	100,000
2005 Options granted under the UOL 2000 Share Option Scheme	100,000
2008 Options granted under the UOL 2000 Share Option Scheme	34,000
2009 Options granted under the UOL 2000 Share Option Scheme	441,000
Issued capital as at 30 June 2010	777,084,154

As at 30 June 2010, there were unexercised options for 4,868,000 (30.6.2009: 4,865,000) of unissued ordinary shares under the UOL 2000 Share Option Scheme.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	30.06.10	31.12.09
Total number of issued shares, excluding treasury shares	777,084,154	783,533,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard).

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as stated in Note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the financial year ended 31 December 2009.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change.

On 1 January 2010, the Group adopted the new or revised Financial Reporting Standards ("FRS") and Interpretations to FRS ("INT FRS") that are mandatory for application from that date. The following are the new or revised FRS and INT FRS that are relevant to the Group:

Amendments to FRS 39	Financial Instruments: Recognition and Measurement - Eligible Hedged Items
INT FRS 117	Distributions of Non-Cash Assets to Owners
INT FRS 118	Transfer of Assets to Customers
FRS 27 (revised)	Consolidated and Separate Financial Statements
FRS 103 (revised)	Business Combinations

The adoption of the above FRS does not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	The Group	
	2nd Qtr 2010	2nd Qtr 2009
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 18.88	(cents 2.53)
(ii) On a fully diluted basis	cents 18.86	(cents 2.53)

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	30.06.10	31.12.09	30.06.10	31.12.09
Net asset value per ordinary share	$5.50	$5.29	$2.79	$2.82
Net tangible asset backing per ordinary share	$5.46	$5.25	$2.79	$2.82

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue

Group revenue in the second quarter of 2010 increased by $106.7 million to $320.4 million, compared with $213.7 million in the corresponding period of 2009. The 50% increase was mainly from the progressive recognition of revenue from the sale of the Group's development properties and from the improved performance of hotel operations.

Expenses

Cost of sales in the second quarter of 2010 has increased as a larger proportion of the increase in revenue was from property development which has a higher cost margin. Marketing and distribution expenses have increased due mainly to showflat expenses for Meadows @ Peirce. Increased payroll costs arising mainly from the reduction in job credits received in comparison with the corresponding quarter in 2009 have resulted in the higher Administrative expenses. Other operating expenses have similarly increased with the absence of property tax rebates which were available in 2009.

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on. (cont'd)

Associated companies

The share of profits of associated companies was higher due to 1) the progressive recognition of profit from the sale of units in Nassim Park Residences; and 2) the inclusion of the share of fair value gains for the Group's investments in Marina Centre Holdings and UIC as compared to fair value losses in the corresponding period of 2009.

Profit & Loss

Second quarter ended 30 June 2010/2009

The pre-tax profit before fair value and other gains/(losses) for the second quarter of 2010 was $160.2 million or an increase of 106% over the profit of $77.9 million for the second quarter of 2009. The increase was attributed to higher income from property development, hotel operations and associated companies.

The Group's investment properties were valued by professional valuers as of 30 June 2010 and arising therefrom, a fair value gain of $24.8 million was recognised in the income statement for the second quarter of 2010, a 132% increase from the fair value loss of $77.0 million recognised in the second quarter of 2009.

With the inclusion of fair value gains on investment properties, the Group recorded a pre-tax profit of $185.8 million as compared to a pre-tax loss of $2.9 million in the corresponding period of 2009. Profit after tax and minority interest was $147.8 million as compared to a loss after tax and minority interest of $20.1 million in the corresponding period of 2009.

Six Months Ended 30 June 2010/2009

For the six months ended 30 June 2010, pre-tax profit before fair value and other gains/(losses) was $269.7 million or a 81% increase compared to the profit of $148.7 million in the corresponding period of 2009. The increase was due mainly to (i) higher operating profits; (ii) higher income from associated companies; and (iii) lower finance expenses as the finance expenses for the six months ended 30 June 2009 included facility fees of $14 million for the acquisition of shares in UIC.

In the absence of a negative goodwill of $277.7 million recognised in 2009, together with the offsetting effects of fair value gains recognised in the six months ended 30 June 2010 as opposed to fair value losses in the corresponding period in 2009, profit before tax for the six months ended 30 June 2010 was $299.5 million, a decrease of 13% from $345.6 million for the corresponding period in 2009. Profit after tax and minority interest was $235.7 million or a 24% decrease from the profit of $311.6 million for the first six months of 2009.

Net tangible asset and gearing

The Group shareholders' funds increased from $4.15 billion as at 31 December 2009 to $4.28 billion as at 30 June 2010. The increase was due mainly to profits recognised in the first six months of 2010, offset by the adjustments for share buy-back and dividends paid. Consequently the net tangible asset per ordinary share of the Group increased to $5.46 as at 30 June 2010. The Group's gearing ratio decreased from 43% as at 31 December 2009 to 34% as at 30 June 2010 due to the reduction in borrowings combined with the effects of the increase in shareholders' funds.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The Ministry of Trade and Industry has revised upward its forecast of Singapore's 2010 GDP growth to 13 – 15%. In tandem with the strong economic growth, leasing demand for offices has rebounded, though growth in rates is likely to be subdued because of new supply in the pipeline. Rentals for retail space are expected to remain largely stable, benefitting from the healthy employment market and strong growth in visitor arrivals. Buying interest in Singapore's residential property market remains strong, with over 8,400 new private residential units sold in the first half of 2010, higher than the 7,250 units sold in the first half of 2009.

The opening of the two integrated resorts and the expectation of growth in the tourism sector in Singapore and the region for the remaining part of the year should benefit the majority of the Group's hotels.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the second quarter ended 30 June 2010.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the six months/ second quarter ended 30 June 2010 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
6 August 2010

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NOTICE OF VALUATION OF REAL ASSETS

** Asterisks denote mandatory information*

Name of Announcer *	UOL GROUP LIMITED
Company Registration No.	196300438C
Announcement submitted on behalf of	UOL GROUP LIMITED
Announcement is submitted with respect to *	UOL GROUP LIMITED
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2010 18:06:00
Announcement No.	00146

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Date of valuation	Name of valuer	Description of property	Valuation
30/06/2010	DTZ Debenham Tie Leung (SEA) Pte Ltd	Odeon Towers 331 North Bridge Road Singapore 188720	S$258,300,000
30/06/2010	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #02-313/314 & #02-316/317 7500A Beach Road Singapore 199590	S$890,000
30/06/2010	DTZ Debenham Tie Leung (SEA) Pte Ltd	Faber House (excluding 1st storey) No. 230 Orchard Road Singapore 238854	S$54,200,000
30/06/2010	DTZ Debenham Tie Leung (SEA) Pte Ltd	United Square 101 Thomson Road Singapore 307591	S$665,500,000
30/06/2010	DTZ Debenham Tie Leung (SEA) Pte Ltd	Novena Square 238/A/B Thomson Road (excluding #01-38) Singapore 307683/4/5	S$777,900,000
30/06/2010	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #04-315, #04-317, #04-330 7500A Beach Road Singapore 199590	S$805,000
30/06/2010	Jones Lang LaSalle Hotels	Pan Pacific Serviced Suites 96 Somerset Road Singapore 238163	S$135,000,000

Additional Information	A separate announcement has been released today by Pan Pacific Hotels Group Limited ("PPHG"), a listed subsidiary of UOL Group Limited, on the valuation of property held by PPHG.
The valuation reports for the above are available for inspection at this address during office hours	101 Thomson Road #33-00 United Square, Singapore 307591
Reports are available till this date	05-11-2010
Attachments	Total size = **0** (2048K size limit recommended)

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